UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Ceres, Inc.
(Name of issuer)

Common Stock, par value $0.01 per share

156773103
(CUSIP number)

Emma Caroline Roberts Rothschild Trust Guernsey Ltd. (Ambergate) PO Box 472, St Julian’s Court St Julian’s Avenue St Peter Port Guernsey GY1 6AX 44(0)1481-707800
(Name, address and telephone number of person authorized to receive notices and communications)

December 31, 2013
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

SCHEDULE 13G
CUSIP No. 156773103

(1)	Names of reporting persons The Ambergate Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,906,232 (See Item 4)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,906,232 (See Item 4)
(11) (11)	Aggregate amount beneficially owned by each reporting person 2,906,232 (See Item 4)
(12) (12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) (13)	Percent of class represented by amount in Row (11) 11.3% (See Item 4)
(14) (14)	Type of reporting person (see instructions) OO

Page 3 of 6 Pages

SCHEDULE 13G

CUSIP No. 156773103

(1)	Names of reporting persons Rothschild Trust Guernsey Limited (Ambergate)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 359,000 (See Item 4)
	(8)	Shared voting power 2,906,232 (See Item 4)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,906,232 (See Item 4)
(11) (11)	Aggregate amount beneficially owned by each reporting person 3,265,232 (See Item 4)
(12) (12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) (13)	Percent of class represented by amount in Row (11) 12.7% (See Item 4)
(14) (14)	Type of reporting person (see instructions) OO

Page 4 of 6 Pages

SCHEDULE 13G

CUSIP No. 156773103

(1)	Names of reporting persons The Lynda De Logi Trust.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 4)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 359,000
	(10)	Shared dispositive power 0
(11)((11)	Aggregate amount beneficially owned by each reporting person 359,000 (See Item 4)
(12) (12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) (13)	Percent of class represented by amount in Row (11) 1.4% (See Item 4)
(14) (14)	Type of reporting person (see instructions) OO

Page 5 of 6 Pages

SCHEDULE 13D
Item 4. Ownership
(a)-(b) The information contained on the cover pages of this Statement is incorporated herein by reference. The percentages set forth on the cover pages and in this Item 5 are based on 25,204,602 shares of Common Stock issued and outstanding as of December 20, 2013, as reported in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on February 5, 2014.

As of February 14, 2014, Ambergate is the beneficial owner of 2,906,232 shares held of record by Rothschild (Ambergate), or approximately 11.3%, of the Common Stock outstanding (including 453,866 shares of Common Stock that may be acquired pursuant to the exercise of Series F and Series G Common Stock warrants).

As of February 14, 2014, Rothschild (Ambergate) is the beneficial owner of 3,265,232 shares, or approximately 12.7%, of the Common Stock outstanding (consisting of 2,452,366 shares held in its capacity as trustee of Ambergate, 453,866 shares of Common Stock that may be acquired pursuant to the exercise of Series F and Series G common stock warrants held by Rothschild (Ambergate) and 359,000 shares of Common Stock held by The Lynda De Logi Trust that are voted by Rothschild (Ambergate)).

As of February 14, 2014, The Lynda De Logi Trust has investment power over 359,000 shares held in its name, or approximately 1.4%, of the Common Stock outstanding.

Page 6 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.
THE AMBERGATE TRUST

By:	/s/ Emma Caroline Robert
Emma Caroline Roberts, as authorized signatory for The Ambergate Trust /s/ Sharon Marceline Williams Sharon Marceline Williams , as authorized signatory for The Ambergate Trust

ROTHSCHILD TRUST GUERNSEY LTD (AMBERGATE)

By:	/s/ Emma Caroline Roberts
Emma Caroline Roberts /s/ Sharon Marceline Williams Sharon Marceline Williams

THE LYNDA DE LOGI TRUST.

By:	/s/Eileen M. Day*
Eileen M. Day, as Trustee F/B/O The Lynda De Logi Trust

*By:	/s/ Anne G. Plimpton
Attorney-in-Fact

Dated: February 13, 2014